Exhibit 99.1

Renren Announces Plan to Implement ADS Ratio Change

BEIJING, China—January 6, 2017—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares, par value US$0.001 per share, from the current ratio of one (1) ADS to three (3) Class A ordinary shares to a new ratio of one (1) ADS to fifteen (15) Class A ordinary shares. The Company will file an amendment to its Registration Statement on Form F-6 with the SEC to reflect the change in the ADS ratio. The Company anticipates that the change in the ADS ratio will be effective on or about February 6, 2017, subject to the SEC having declared the amended Form F-6 to be effective on or before that date.

For Renren’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-five reverse ADS split. Each ADS holder of record at the close of business on the date when the change in ratio is effective will be required to exchange every five (5) ADSs then held for one (1) new ADS. Citibank, N.A., as the depositary bank for Renren’s ADS program, will arrange for the exchange of the current ADSs for the new ones. Renren’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “RENN”.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will distributed to the applicable ADS holders by the depositary bank. The change in the ADS ratio will have no impact on Renren’s underlying Class A ordinary shares, and no new Class A ordinary shares will be issued in connection with the change in the ADS ratio.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than five times the ADS price before the change. The Company believes that the change in the ADS ratio will help the Company to maintain compliance with the continued listing requirements of the New York Stock Exchange after the Company carries out the proposed distribution of rights that the Company previously announced on September 30, 2016. However, the Company can give no assurance that this goal will be achieved.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily consumer financing and auto financing. Renren.com and our renren mobile application had approximately 238 million activated users as of September 30, 2016. Renren’s American depositary shares, each of which currently represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com